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July 17, 2007

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Colombia Goldfields, Ltd. Application for Withdrawal Amendment No. 1 to Registration Statement on Form SB-2/A Filed June 21, 2007 File No. 333-136140

Ladies and Gentlemen:

Colombia Goldfields, Ltd. (“we” or the “Company”) hereby applies for withdrawal of Amendment No. 1 to the above-captioned Registration Statement on Form SB-2/A, which was filed on June 21, 2007 as “Amendment No. 1.” Amendment No. 1 was mistakenly filed with the incorrect file number for the Company. Upon withdrawal of Amendment No. 1, we will refile Amendment No.1 to the Registration Statement and request that it be accepted as if it were filed on June 21, 2007.

None of the securities being registered in the registration statement have been sold, and withdrawal is in the best interests of the Company and will not harm investors.

Please note that we are filing this application upon advice of the Staff, to withdraw Amendment No. 1 to the Registration Statement ONLY, and we are NOT applying for withdrawal of the entire Registration Statement.

Please do not hesitate to contact me if you have any questions.

Sincerely,

/s/ Jim Kopperson
Jim Kopperson
Chief Financial Officer